Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Employee Questions and Answers

January 23, 2007

1.	What will happen to the CBOT stock that I own after the merger is complete?

For each share of CBOT Holdings stock you own, you will be able to elect to receive either CME Group stock or cash (if you don’t make an election, you will receive CME Group stock).

If you elect to receive CME Group stock (or if you don’t make an election), you will receive 0.3006 shares of CME Group Class A common stock for each share of CBOT Holdings Class A common stock you own at the closing of the merger.

On the other hand, if you elect to receive cash, you will get the cash equivalent of 0.3006 shares of CME Group Class A common stock (determined by multiplying 0.3006 by the average closing price of CME Holdings Class A common stock over a specified ten trading day period prior to the closing of the merger). However, there is a limit on the aggregate amount of cash CME Group will be required to pay, as described in the next question and answer.

You will be able to elect to receive CME Group stock for some of your shares and cash for other shares if you choose.

You will receive a joint proxy statement/prospectus with additional information about the merger consideration and the procedures for making an election.

2.	Can a CBOT Holdings Class A stockholder who makes a cash election still receive a mix of cash and stock?

Yes. The maximum amount of cash that will be paid in the merger is $3.0 billion. As a result, if CBOT stockholders elect to receive more than $3.0 billion in cash for their shares, all of the stockholders electing cash will receive a pro rata portion of the $3.0 billion, and the remainder of their consideration in CME Group stock. The joint proxy statement/prospectus will include a detailed description of the proration adjustment if the cash consideration is oversubscribed.

3.	If I am hired by CME Group and then lose my job as a result of the merger, will I still be eligible for receiving the severance that is being offered by the CBOT?

If you lose your job as a result of the merger within two years of the transaction closing date, or if your base salary is reduced within two years of the transaction closing date and you elect to terminate your employment within 10 days of the effective date of such reduction in base salary, you should become eligible to receive the CBOT’s enhanced severance package, which was communicated in an employee letter on November 10, 2006. In addition, eligible individuals will be required to sign a release before receiving severance in accordance with the company’s general practices and procedures.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.